July 21, 2009

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631

Re:	Keyser Resources Inc. Form S-1 Registration Statement File No. 333-159561

Dear Ms. Long:

On behalf of our client, Keyser Resources Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 24, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

General

1. We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes wherever applicable. That will eliminate the need for us to issue repetitive comments.

We have revised the Form S-1 to make changes in response to the Staff’s comments wherever applicable.

Special Note Regarding Forward-Looking Statements, page 1

2.           You are responsible for providing complete, accurate, and reliable disclosure in the prospectus and in every document you file with the Commission. Revise to eliminate any text that would suggest otherwise, including the admonition that “You should not rely on these forward-looking statements....” It also appears inappropriate to suggest that “will” identifies forward-looking statements.

In response to the Staff’s comment, we have removed “will” from the forward-looking statements.

Risk Factors, page 4

3.           Make clear in the introductory paragraph that you have listed all known, material risks. We note the statement that the risks you describe are not the only ones you face.

In response to the Staff’s comment, we have revised the introductory paragraph.

4.           Eliminate text that mitigates the risk you present, including clauses that begin “while.” Also state the risk plainly and directly, eliminating phrases such as “no assurance that” and “cannot guarantee.”

In response to the Staff’s comment, we have revised the risk factors.

Plan of Distribution, page 10

5.           If you retain the reference to “short sales,” make clear that such sales will comply with all applicable state and federal laws, rather than applicable state “or” federal laws. Confirm also that short sales will not be made prior to the effective date of the registration statement. In that regard, please see C&DI 239.10 regarding Section 5. It is found in the Securities Act Sections of  the Compliance and Disclosure Interpretations available in the Corporation Finance section of the Commission's website at www.sec.com.

In response to the Staff’s comment, we have revised the Plan of Distribution section.

Development of the Business, page 14

6.           Revise the prospectus generally to provide current and updated disclosure. For example, disclose what progress you have made consistent with your assertion at page 15 that you will “explore our claim between April 1, 2009 and October 31, 2009.”

In response to the Staff’s comment, we have revised our Plan of Operation.

We are planning to begin our soil survey.  Before the soil survey is performed, permission from private landowners is required.  As mentioned in the Rey Lake geologist’s report prepared by Agnes Koffyberg P. Geo., a land title search shows much of the property is on private land.  Also, the present access road to the property also passes through several private land lots.  Land owners must be given a ten day advance notice when access to the property is required.  Discovery Consultants of Vernon B.C. has prepared letters of notice of work to the landowners and they will be sent out this week. Work can commence any time after 8 days after receiving the notice.  Also, due to a late start, Discovery has provided us with a revised plan of exploration targeting higher priority areas on the property to begin once permission from landowners is received, and as explained in later questions is well within our current budget.

7.           You refer to an author's conclusion at page 15 and to the conclusion of authors (plural) at page 22. In each case, revise to identify the author(s) to whom you refer.

The report referenced is the Rey Lake mineral property report prepared by Agnes Koffyberg P. Geo. We have identified the author and the report in response to the Staff’s comment.

8.           Ensure that your disclosure is accurate and consistent. For example, at page 16, you state that you had a cash balance of $38,846 as of 3/31/2009. But you then indicate that you anticipate having enough cash on hand to complete Phase One, which you expect to cost $51,150. Moreover, you indicate in Part II at Item 13 (Other Expenses) that your estimated expenses for this offering are $61,008.

We have revised our disclosure to identify that we anticipate that we need an additional financing of $15,000 to complete our Phase One and pay for all of our offering expenses.

9.           Other inconsistent or incomplete text is found throughout the “Liquidity and Capital resources” portion of your “Mangement's (sic) Discussion and Analysis” section at page 24. For example, contrary to what your financial statements show, you indicate in the first sentence that at “March 31, 2009, we had a cash balance and working capital surplus of $73,513.” That assertion is also contradicted by disclosure in the fifth paragraph, which paragraph includes a sentence fragment, a reference to the need for $77,000 for the next 12 months, and the possibility of a registered public offering “within the next few months.”

We have revised our disclosure in response to the Staff’s comments to correct inconsistencies.

10.           Explain to us the basis for each of these disclosure items, and discuss in necessary detail your actual plan of operation and financial condition. We may have additional comments once you provide revised, consistent, and accurate disclosure.

We have revised our disclosure in response to the Staff’s comments to correct inconsistencies.

11.           You claim at pages 15 and 16 that your sole officer/director `will use his best efforts to arrange for the financing of any shortfall either personally or via additional equity financing.” If there are no written agreements whereby Mr. Bidaux is obligated to provide any necessary funding for the listed programs personally, revise to make this clear and justify any remaining text suggesting that such funding may be forthcoming or available. If any such agreements exist, file them as exhibits, and summarize their principal terms in the prospectus.

We have revised our disclosure to identify that Mr. Bidaux is not obligated to provide any necessary funding for the listed programs personally

Rey Lake mineral property description, page 21

12.           Describe in necessary detail each of the three phases to which you refer at the top of page 22.

We have provided disclosure to describe our two phases of development.

Management, page 26

Biographical Information, page 26

13.           We note your disclosure under “Transactions with Related Persons” that approximately 80% of Mr. Bidaux's time is “principally spent running Reef Resources, Kaval Energy Services and Viacorp Technologies.” Please expand Mr. Bidaux's biographical information to include in that regard the specific information required by Item 401(e) of Regulation S-K.

We have corrected Mr. Bidaux’s biographical information in response to the Staff’s comments.

14.           Also eliminate any gaps or ambiguities as to time, covering, for example,  the period from April 2007 through November 2007. Revise your disclosure as necessary to provide the month and year for each position held by Mr. Bidaux during the past five years and the name and principal business of each such employer. Specify each position or title held during the period.

We have corrected Mr. Bidaux’s biographical information in response to the Staff’s comments.

Executive Compensation, page 27

15.           Provide the Summary Compensation Table that Item 402 of Regulation S-K requires.

We have included a summary compensation table in response to the Staff’s comments..

Signatures, page II-4

16.           Identify all the required capacities in which Mr. Bidaux is signing. Refer to Instructions 1 and 2 to Signatures, Form S-1.

We have revised the signature page.

Financial Statements

General

17.           We note that your Statements of Operations and Statements of Stockholders' Equity are incorrectly labeled as Statements of Cash Flows. Please revise accordingly.

We have revised the headings as appropriate.

Engineering Comments

Experts, page 13

18.           We note that you reference a geological report that was prepared by Agnes Koffyberg, Professional Geologist. Please provide as an exhibit, a written consent from this person and any other experts whose name is cited, and/or whose work is incorporated into your document to comply with Item 601(b)(23) of Regulation SK. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

We have included a consent in response to the Staff’s comments.

Development of the Business, page 14 , Plan of Operation, page 15

19.           We see that you describe copper-molybdenum mineralization found between drill holes 75-24, 72-6, 72-2, and 72-1. Please clarify whether these drill holes are located on your claims, rather than adjacent properties. In addition, it appears you should remove coal seam references from your overburden description in the fourth paragraph.

We have clarified that such drill holes are on the property.  We have also removed the coal seam refererences from our overburden description.

Phase One Exploration Cost Review, page 17

20.           It would be helpful to include a brief description of the Quality Assurance and Quality Control (QA/QC) protocols that you have established to develop your analytical results, in order to inform investors regarding matters such as sample collection and preparation, assay procedures and controls, sample custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

We have included a brief description of quality assurance and quality control in the Plan of Operations section

Description of Property, page 19

Rey Lake Property, page 19

21.           We note your disclosure in this section, referring to the Highland Valley Copper mine, which is in the general area of your property interests. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to this mine. Since you are not able to demonstrate this correlation please describe only geology, history, or exploration results that are directly related to the properties in which you have an interest, that you have the right to explore or mine i.e., focus your disclosure solely on your property interests).

We have removed all references to the Highland Valley Copper Mine.

Rey Lake mineral property description, page 21

22.           We note you refer to parts per billion (ppb) when discussing analytical results in this section. When reporting the results of sampling and chemical analyses, please adhere to the following guidance regarding mineralization of existing or potential economic significance on your property:

• Disclose only weighed-average sample analyses associated with a measured length or a substantial volume

• Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight

• Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

• Eliminate grades disclosed as “up to” or “as high as” or   “ranging from”

• Eliminate statements containing grade and/or sample-width ranges

• Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples

• Use tables when possible to improve readability of sample and drilling data

• Soil samples maybe disclosed as a weighted average value over an area

• Refrain from reporting single soil sample values

• Convert all ppb quantities to ppm quantities for disclosure

• Avoid overly optimistic or unsubstantiated descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

We have revised our disclosure in response to the Staff’s comments.

History of the Rev Lake mineral property area, page 22

23.           We see that you have disclosed a non-compliant National Instrument 43-101 resource estimate in reference to a quantity and quality estimate. The provisions in Industry Guide 7 generally preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove this disclosure from your filing.

We have removed this disclosure in response to the Staff’s comments.

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If you have any questions or comments regarding the enclosed materials, please call me at (646) 810-0612.

Very truly yours,

/s/ Peter DiChiara
Peter DiChiara